Exhibit 99.1

Alpha Tau to Present at Upcoming November Investor Conferences

JERUSALEM, November 9, 2022 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) ("Alpha Tau", or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced the Company will present in person at the following investor conferences in November:

Event:	Jefferies London Healthcare Conference
Date & Time:	Wednesday, November 16, 2022 at 4:25pm GMT
Location:	London, UK

Event:	Piper Sandler 34th Annual Healthcare Conference
Date & Time:	Wednesday, November 30, 2022 at 1:30pm EST
Location:	New York, NY

Additional information can be found on the Events and Presentations section of Alpha Tau’s investor website, at www.alphatau.com/events. If you would like to schedule a 1:1 meeting, please contact the appropriate institutional representative.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com